

August 28, 2020

Rodney D. Gray
Executive Vice President and Chief Financial Officer
Baytex Energy Corporation
2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

> **Re: Baytex Energy Corporation**
> **Form 40-F for the Fiscal Year ended December 31, 2019**
> **Filed March 10, 2020**
> **File No. 001-32754**

Dear Mr. Gray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year ended December 31, 2019

Exhibit 99.10
Supplemental Disclosures about Extractive Activities-Oil and Gas (Unaudited)
Petroleum and Natural Gas Reserves Information, page 1

1. Please revise your disclosure of crude oil and NGL reserves to separately disclose the net quantities of NGL reserves to comply with FASB ASC 932-235-50-4. This comment also applies to the figures used in the reconciliation showing the changes that occurred in total proved reserves, and to your disclosure of the net quantities of proved developed and proved undeveloped reserves, for each period.

2. Please clarify the extent to which the figures reported as natural gas reserves and production volumes include flared gas, injected gas, and gas consumed in operations to comply with FASB ASC 932-235-50-10.

3. Please expand your disclosure to separately present the net quantities of your proved undeveloped reserves by individual product type as of the beginning and end of each period presented to comply with FASB ASC 932-235-50-4.

4. Tell us the extent to which the undrilled locations underlying your estimates of proved undeveloped reserves as of December 31, 2018 and 2019 are included in a development plan that has been adopted and that indicates these locations are scheduled to be drilled within five years of the initial development plan adoption date.

    For any locations that do not satisfy this criteria, please describe any specific circumstances that you believe justify a longer period of time. You may refer to the definition of "Proved Undeveloped Oil and Gas Reserves" in the Glossary of FASB ASC 932-235-20 if you require further clarification.

5. Please expand your disclosure to explain the reasons for significant changes in the net quantities of total proved reserves for each line in the reserves reconciliation, other than production, for each period to comply with FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves, page 2

6. Tell us the extent to which all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period, and if any such costs have been omitted, please explain to us your rationale.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Energy & Transportation